Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2011 Results

Total Quarterly Revenues Reach $50.2 Million, increasing 11.6% Quarter-over-Quarter

Quarterly Non-GAAP Net Income Grows to $3.7 Million

BEIJING, Nov. 14, 2011 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Key Quarterly Financial and Operating Data for the Third Quarter of 2011

Total revenues in the third quarter of 2011 increased 11.6% quarter-over-quarter to $50.2 million, a record high for the Company.

Gross profit in the third quarter of 2011 was $17.8 million, compared to gross profit of $13.2 million in the second quarter of 2011.

Operating profit in the third quarter of 2011 was $0.8 million, compared to operating profit of $0.7 million in the second quarter of 2011.

Net loss attributable to VisionChina Media shareholders in the third quarter of 2011 was $0.8 million, compared to net loss of $0.4 million in the second quarter of 2011.

In the third quarter of 2011, the Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with litigation (“non-GAAP net income”), was $3.7 million, compared to non-GAAP net income of $0.9 million in the second quarter of 2011.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the third quarter of 2011 were $0.01 and $0.01, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders of $0.004 and $0.004, respectively, in the second quarter of 2011.

The Company had cash and cash equivalents of $111.3 million as of September 30, 2011. Net cash used in operating activities was $10.7 million in the third quarter of 2011, compared to net cash provided by operating activities of $3.9 million in the second quarter of 2011.

Network capacity, as measured by total broadcasting hours in the Company’s network, in the third quarter of 2011 was 43,778 hours, compared to network capacity of 44,379 hours in the second quarter of 2011.

As of September 30, 2011, the Company’s advertising network covered 20 cities and included 136,777 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the third quarter of 2011 was $1,122, compared to $1,003 in the second quarter of 2011.

The Company sold a record high average of 10.64 advertising minutes per broadcasting hour in its network in the third quarter of 2011, compared to 8.63 advertising minutes per broadcasting hour in the second quarter of 2011.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “I am proud that our company broke important records in the third quarter while demonstrating continued positive growth momentum. Our average advertising minutes sold per broadcast hour in our network surpassed earlier highs, proving that our advertisers are now willing to spend more on our media and that they have a more thorough understanding of the value of our targeted and effective offering. I attribute this important record as well as our record high total revenues to the increasing maturity of our sales force, which has been able to stay ahead of our competition while developing along with the industry. We also continue to benefit from strong governmental support of new media forms and cultural development in China.”

Stanley Wang, VisionChina Media’s vice president of finance, added, “In addition to our record high total revenues of $50.2 million in the third quarter, our turnaround in quarterly non-GAAP net income was significant, increasing to $3.7 million. Improvement in operating profit is linked directly to cost control measures and controlled media cost increases have been a focal point for us in 2011. We will continue to control our costs to bolster the financial success of VisionChina Media.”

Third Quarter 2011 Results

VisionChina Media’s total revenues were $50.2 million in the third quarter of 2011, representing an increase of 32.4% from $37.9 million in the third quarter of 2010 and an increase of 11.6% from $45.0 million in the second quarter of 2011.

Total broadcasting hours in the Company’s network in the third quarter of 2011 were 43,778 hours, compared to 50,019 hours in the third quarter of 2010 and 44,379 hours in the second quarter of 2011. Average advertising revenue per broadcasting hour was $1,122 in the third quarter of 2011, compared to $727 per broadcasting hour in the third quarter of 2010 and $1,003 per broadcasting hour in the second quarter of 2011.

In the third quarter of 2011, the Company sold a total of 465,756 advertising minutes in its network, compared to 334,864 advertising minutes sold in the third quarter of 2010 and

382,895 advertising minutes sold in the second quarter of 2011. The Company sold an average of 10.64 advertising minutes per broadcasting hour in the third quarter of 2011, compared to 6.69 advertising minutes per broadcasting hour in the third quarter of 2010 and 8.63 advertising minutes per broadcasting hour in the second quarter of 2011. These increases reflect the continued drive of the sales force as well as the market’s increased recognition of the importance of advertising on buses and subways to reach target audiences.

During the third quarter of 2011, 712 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 612 advertisers in the third quarter of 2010 and 997 advertisers in the second quarter of 2011.

Media cost, the most significant component of advertising service cost, was $26.4 million in the third quarter of 2011, representing 81.4% of total advertising service cost, compared to $25.1 million, or 80.8% of total advertising service cost, in the third quarter of 2010 and $25.6 million, or 80.5% of total advertising service cost, in the second quarter of 2011. In the first nine months of the year the Company successfully contained increases in media costs to the previously stated target limit of no more than 10% per year.

Gross profit in the third quarter of 2011 was $17.8 million, compared to gross profit of $6.8 million in the third quarter of 2010 and gross profit of $13.2 million in the second quarter of 2011. Advertising service gross margin was 35.5% in the third quarter of 2011, compared to 18.1% in the third quarter of 2010 and 29.3% in the second quarter of 2011.

Selling and marketing expenses were $11.5 million in the third quarter of 2011, an increase of 84.4% from $6.2 million in the third quarter of 2010 and an increase of 27.1% from $9.0 million in the second quarter of 2011. Selling and marketing expenses represented 22.8% of the Company’s total revenues in the third quarter of 2011, compared to 16.4% in the third quarter of 2010 and 20.0% in the second quarter of 2011.

General and administrative expenses were $3.1 million in the third quarter of 2011, an increase of 25.7% from $2.5 million in the third quarter of 2010 and a decrease of 13.3% from $3.6 million in the second quarter of 2011.

Income from equity method investments amounted to $0.2 million in the third quarter of 2011, compared to an income of $0.02 million in the third quarter of 2010 and an income of $0.2 million in the second quarter of 2011.

The Company recorded a contingent loss of $2.7 million in connection to pending litigation with the selling shareholders and former management of Digital Media Group Company Limited in the third quarter of 2011.

Operating profit was $0.8 million in the third quarter of 2011, compared to operating loss of $1.8 million in the third quarter of 2010 and operating profit of $0.7 million in the second quarter of 2011.

The Company recorded a net interest expense of $0.6 million in the third quarter of 2011, a slight decrease from a net interest expense of $0.7 million in the third quarter of 2010 and level with a net interest expense of $0.6 million in the second quarter of 2011.

The Company recorded an income tax expense of $1.0 million in the third quarter of 2011.

Net loss attributable to VisionChina Media shareholders (GAAP) was $0.8 million in the third quarter of 2011, compared to net loss of $1.9 million in the third quarter of 2010 and net loss of $0.4 million in the second quarter of 2011. Basic and diluted net loss per share (GAAP) were $0.01 and $0.01, respectively, in the third quarter of 2011.

The Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with litigation (“non-GAAP net income”), was $3.7 million in the third quarter of 2011, compared to non-GAAP net income of $1.1 million in the third quarter of 2010 and non-GAAP net income of $0.9 million in the second quarter of 2011.

As of September 30, 2011, the Company had 136,777 digital television displays in its network, compared to 128,139 as of September 30, 2010 and 136,522 as of June 30, 2011.

As of September 30, 2011, the Company had 842 employees, compared to 867 employees as of September 30, 2010 and 860 employees as of June 30, 2011.

As of September 30, 2011, the Company had cash and cash equivalents of $111.3 million, a decrease of $12.3 million from $123.6 million as of June 30, 2011. The Company’s net cash used in operating activities was $10.7 million in the third quarter of 2011.

Depreciation and amortization was $2.9 million and capital expenditures were $0.5 million in the third quarter of 2011.

Recent Development

In September 2011, VisionChina Media’s board of directors approved a share repurchase program of up to $15 million by December 31, 2012. Under the share repurchase program, the Company purchased 763,250 shares in the open market during the third quarter of 2011 at an average price of $1.82 and for a total consideration of $1.4 million. The share repurchase program reflects management’s strong confidence in the Company’s growth prospects as well as the sustainability of its business model and the industry in which it operates.

Business Outlook

The Company estimates total revenues, which consist of advertising service revenue only, in the fourth quarter of 2011 to be between $51.0 million and $54.0 million. Fourth quarter 2011 net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and contingent loss in connection to litigation (non-GAAP), is estimated to be between $4.0 million and $7.0 million.

These estimates are based on an exchange rate of RMB 6.3885 per $1.00.

The Company noted that its guidance is based on its current network of 20 cities that, as of the date of this press release, have already been secured by contracts and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders of Digital Media Group Company Limited. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on November 14, 2011 (9:00 AM Beijing/Hong Kong Time on November 15, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-866-519-4004
Hong Kong Toll Free: +800-930-346
U.S. Toll/International Toll: +1-718-354-1231
Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until December 14, 2011.

U.S. Toll Free: +1-866-214-5335
U.S. Toll/International Toll: +1-718-354-1232
Passcode: 26230139

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2011, VisionChina Media’s advertising network included 136,777 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), the Company also provides non-GAAP financial measures, including non-GAAP net income attributable to VisionChina Media shareholders excluding non-cash share-based compensation, amortization of intangible assets, provision for contingent loss in connection with a litigation and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
Email: colin.wang@visionchina.cn

Mrs. Helen Plummer
Investor Relations Adviser

VisionChina Media Inc.
Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	September 30, 2011	June 30, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	111,307	123,557	67,211
Restricted cash	49,166	48,600	70,062
Accounts receivable, net	68,551	57,796	51,084
Amounts due from related parties	1,342	2,309	3,178
Prepaid expenses and other current assets	22,120	21,574	32,032
Total current assets	252,486	253,836	223,567
Non-current Assets:
Fixed assets, net	14,399	15,145	14,308
Goodwill	140,605	138,828	134,571
Intangible assets	40,854	41,907	43,942
Investments under equity method	7,475	7,152	6,619
Other investments	2,847	2,814	2,751
Long-term prepayments and deposits	25,957	25,108	13,779
Restricted cash	1,096	1,083	302
Deferred tax assets	2,391	3,677	3,121
Total non-current assets	235,624	235,714	219,393
TOTAL ASSETS	488,110	489,550	442,960

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	103,413	102,691	121,698
Accounts payable	10,383	15,591	13,243
Amounts due to related parties	2,095	2,402	1,752
Consideration payable	63,908	64,040	36,426
Income tax payable	8	—	443
Accrued expenses and other current liabilities	12,791	14,176	11,953
Total current liabilities	192,598	198,900	185,515
Non-current Liabilities:
Consideration payable	—	—	29,631
Deferred tax liabilities	10,134	10,394	10,896
Other non-current liabilities	2,412	1,703	1,665
Total non-current liabilities	12,546	12,097	42,192
Total liabilities	205,144	210,997	227,707

Commitments and contingency
Provision for contingent loss in connection with a litigation	2,700	—	—

Equity:
Common shares	10	10	8
Additional paid-in capital	342,371	343,590	273,935
Accumulated deficit	(95,397)	(94,641)	(81,226)
Accumulated other comprehensive income	33,035	29,319	22,068
Total VisionChina Media Inc. shareholders’ equity	280,019	278,278	214,785
Noncontrolling interest	247	275	468
Total equity	280,266	278,553	215,253
TOTAL LIABILITIES AND EQUITY	488,110	489,550	442,960

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2011	June 30, 2011	September 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	50,242	45,029	37,941
Total revenues	50,242	45,029	37,941
Cost of revenues:
Advertising service cost	(32,394)	(31,838)	(31,092)
Total cost of revenues	(32,394)	(31,838)	(31,092)
Gross profit	17,848	13,191	6,849
Operating expenses:
Selling and marketing expenses	(11,451)	(9,006)	(6,209)
General and administrative expenses	(3,137)	(3,620)	(2,496)
Total operating expenses	(14,588)	(12,626)	(8,705)
Income from equity method investees	240	189	23
Contingent loss in connection with a litigation	(2,700)	—	—
Loss from partial disposal of interest of a subsidiary	—	(51)	—
Operating profit (loss)	800	703	(1,833)
Interest income	585	633	500
Interest expense	(1,199)	(1,185)	(1,191)
Other (expenses) income	(7)	97	(70)
Net income (loss) before income taxes	179	248	(2,594)
Income tax (expense) benefit	(963)	(771)	738
Net loss	(784)	(523)	(1,856)
Net loss attributable to noncontrolling interest	28	75	—
Net loss attributable to VisionChina Media Inc. shareholders	(756)	(448)	(1,856)

Net loss per share:
Basic	(0.01)	(0.004)	(0.02)
Diluted	(0.01)	(0.004)	(0.02)

Weighted average number of shares used in computation of net loss per share:
Basic	102,262,097	102,321,796	84,731,124
Diluted	102,262,097	102,321,796	84,731,124

Share-based compensation expenses during the related periods included in:
Cost of revenues	(5)	(18)	(24)
Selling and marketing expenses	(105)	(116)	(96)
General and administrative expenses	(79)	(80)	(67)
Total	(189)	(214)	(187)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(756)	(448)	(1,856)
Add back share-based compensation expenses	189	214	187
Add back amortization of intangible assets	1,529	1,176	2,757
Add back provision for contingent loss in connection with a litigation	2,700	—	—
Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	3,662	942	1,088